LEGION M'S STAN LEE HANDPRINT CEREMONY & HOUSE PARTY!
https://www.youtube.com/watch?v=AP1OGXjQY7g


STAN LEE TRIBUTE
See how Legion M united fans to honor a Legend.
WATCH

Paul Scanlan: The immeasurable power of fans. It's the driving force behind our new company Legion M, and it's the reason we're all here today. And no one represents the power of fans more than Stan Lee.

Chadwick Boseman: There are a host of proverbs that are used when you describe men who are visionaries. One man said words have power.

Kevin Smith: He didn't teach me to read, but he taught me to enjoy reading. He did not teach me to dream, but he gave me so many things to dream about.

Kevin Fiege: The most unbelievable thing to me about Stan Lee is that he never disappoints. His creations don't disappoint, his imagination doesn't disappoint.

Todd McFarlane: He creates moments with each one of us.

Chadwick Boseman: Those stories have helped us get through cancer. They have helped us when we were bullied at school. What you have done is godly to a certain extent.

Kevin Fiege: And now here in this courtyard forevermore people will know what I've always known which is you have impossibly big shoes to fill.

Stan Lee: I was told to have a few words because there'd be a few people here tonight. Obviously I love you all. You're all fans.

Chadwick Boseman: Stan Lee has taken his vision, placed them inside bubbles, beside pictures with fantastic characters with extraordinary abilities. This has never been exhibited better than when Stan Lee created Black Panther. You have to think about it's beyond civil rights. it's black empowerment. He has made us believe in those universes and in doing so, we as humans aspire to be better just like those characters.

Paul Scanlan: One of the things that Stan's been known to say is that with great power –

Jeff Annison: ...comes great responsibility and that's – that's something like literally, we think about it with the Legion. The fact that we are a collective, we're a group. We're over 15,000 people and we've got this amazing power but there's also this amazing responsibility that comes with it.

Stan Lee: I've been the luckiest man in the world because I've had friends. Been lucky to have a wonderful wife.

Paul Scanlan: A lot of people call him the Mark Twain or the William Shakespeare of our generation. And I believe that wholeheartedly.

Stan Lee: Shakespeare was pretty good, too.

Clark Gregg: Thank you, Stan. Thank you for sharing the incredible worlds of your imagination with us. May we take it ever higher or in other words...

Stan Lee: Excelsior!

PITCH VIDEO
https://wefunder.com/legionm

The World's First FAN-OWNED Entertainment Company
PITCH VIDEO
INVESTOR PANEL
THE EMPEROR'S BLADES
BRIAN STAVELEY
TOLKIEN
MEMORY: THE ORIGINS OF ALIEN
GIRL WITH NO NAME
ALMOST SOLD OUT
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raised from 2,589 investors
INVEST
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Pre-money Valuation: $32.4MM - $40.5MM
Investor Perks: $100, $200, $500, $1K, $5K
legionm.com
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Paul Scanlan: Legion M is the world's first fan-owned entertainment company.

Jeff Annison: What we're doing with Legion M has never been possible before.

[TEXT ON SCREEN]
Paul Scanlan & Jeff Annison
Legion M Co-founders

Paul Scanlan: Never.

Jeff Annison: We think that an entertainment company owned by fans is better than one owned by Wall Street.

Paul Scanlan: And so we're funding films and TV shows and VR projects.

[TEXT ON SCREEN]
PRODUCED THE VR INTERVIEW SERIES
ICONS: FACE TO FACE

Paul Scanlan: Collectively, as a community. And when we're successful, share in the reward. You know being a part of Legion M, whether you invest or not, is being a part of a community that is making a difference in the entertainment industry, supporting and representing original and breakthrough content.

Jeff Annison: Our first project was Colossal –

Paul Scanlan: Yeah.

Jeff Annison: Which was an Anne Hathaway/Jason Sudeikis film.

Paul Scanlan: Yeah.

Oscar: "Holy sh—"

Gloria: "[GASPS]"

Jeff Annison: Our second project was Mandy, which is a Nicolas Cage movie.

Paul Scanlan: Yep.

Nicolas Cage: So my whole thing was just about how can I service this vision?

[TEXT ON SCREEN]
Nicolas Cage
Actor 'Mandy'

Jeff Annison: Then we did Bad Samaritan with David Tennant and Dean Devlin.

Paul Scanlan: Dean is known for Stargate and Independence Day. You know, he hasn't done films like this.

Dean Devlin: Legion is going to change Hollywood.

Oscar: "Did you get that tingle? When you know you're watching something that's going to change the course of history?"

Taylor Gledhill: You don't just own stock in the company. You own a piece of every movie we invest in.

Kevin Smith: The good folks at Legion M were dumb enough to invest in Jay & Silent Bob Reboot.

Glenn: We're amazing, Legion M is amazing. Come to Sundance. Check it out for yourself. You will be so happy that you did.

Taylor Gledhill: With the Legion M Film Scout app, you literally become a film scout and help us decide which movies we acquire.

[TEXT ON SCREEN]
ALEXANDRE O. PHILIPPE

Director of *Memory: The Origins of Alien*

Alexandre O. Philippe: Hey Legion M film scouts! This is Alexandre Philippe, the director of *Memory: The Origins of Alien*, and I want to personally thank you for actually picking our film, *Memory: The Origins of Alien*, at Sundance!

Terri Lubaroff: Producing a comic book, we were able to do it with an all-female artist team, which we were very proud of. But also we were able to open up the development process by offering the comic book on Kickstarter for pre-sales. Anybody who participated in the campaign not only got a copy of the book, but they also got an invitation to a development meeting with the director, and the producer, and myself to talk about what our plans were for the feature film.

Taylor Gledhill: What's so exciting about being a part of a film like Archenemy is that our investors got to be a part of it from day one. They were on set, they appeared in scenes, and one of our investors, his car is the hero car in the film. This just doesn't happen in Hollywood.

Joseph Stottman: One of the best things about Legion M is just the inclusion. You know, the opportunity to be involved if you want to be.

B. Dave Walters: I love Legion M because it's the best idea I've heard of in a very long time for the future of entertainment. And also ack ack, ack ack, ack ack ack.

Tolkien: A fellowship.

Allison Reyes: It allows more access to Hollywood.

Mike Coulter: Keep doing what Stan wanted us to do. You know, to keep inspiring people, to keep telling people his story. And to keep supporting those characters, because those characters are the characters that make us who we are.

Taz: I am Legion M.

Jake Stormoen: I am Legion M.

Krissa: I am Legion M.

Kevin Smith & Crowd: We are Legion M!

Dean Devlin: Legion M is an amazing company. It's owned one hundred percent by the fans.

Paul Scanlan: We see fans as having immeasurable power.

Elijah Wood: What it is that you guys do that's so special is you connect with fans. And that –that's meaningful for filmmakers and for films to be able to find an audience.

Paul Scanlan: Our goal is one million fans united to take over Hollywood.

Jeff Annison: If we're able to achieve that, that would give us literally hundreds of millions of dollars to produce movies and television shows that have a million fans standing behind them.

Paul Scanlan: That's not a small company in Hollywood. That is one of the most influential companies on the planet.

Jeff Annison: It's an amazingly fun process to open the gates of Hollywood and allow people to come in. And if you believe in the power of fans and a fan-owned company –

Paul Scanlan: Yep.

Jeff Annison: We want you to come join the Legion.

Kevin Smith: That's why I like these Legion M cats.

Bill Duke: I am Legion M.

Leonard Maltin: I am Legion M.

 (Various people say "Join the legion!")

Crowd: I am Legion M!

00:01:58
[TEXT ON SCREEN] Legion M
Join LegionM.com

(Overlapping voices say "I am Legion M!")



[TEXT ON SCREEN]
HERE'S HOW 50,000+ MOVIE LOVERS

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HELPED MAKE A NEW CULT CLASSIC

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"A TOTALLY UNCOMPROMISING VISION"
-BEN PEARSON, SLASH FILM

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"INSANELY VIOLENT AND ETHEREALLY BEAUTIFUL"
-BILGE EBIRI, THE VILLAGE VOICE

[TEXT ON SCREEN]
☆☆☆☆☆
"EXISTS IN ITS OWN SUPREMELY
UNNERVING HORROR DIMENSION"
-ROBBIE COLLIN, THE TELEGRAPH

[TEXT ON SCREEN]
92% ON ROTTEN TOMATOES

[TEXT ON SCREEN]
LEGION M IS THE FIRST FAN-OWNED

Crowd: I am Legion M!

[TEXT ON SCREEN]
ENTERTAINMENT COMPANY.

Paul Scanlan: Mandy is the name of the film that Legion M is now partnered on.

[TEXT ON SCREEN]
LEGION M INVITES YOU

[TEXT ON SCREEN]
TO INVEST

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IN ORIGINAL CREATIVE VISIONS

[TEXT ON SCREEN]
AND THE VISIONARIES WHO MAKE THEM.

[TEXT ON SCREEN]
LEGION M MEMBERS HELPED FUND

[TEXT ON SCREEN]
DIRECTOR PANOS COSMATOS'

[TEXT ON SCREEN]
MANDY

Red Miller: Crazy evil!

Nicolas Cage: I knew right away what Panos was going to get up to would be original and be visionary.

[TEXT ON SCREEN]
Nicolas Cage
"Mandy"

[TEXT ON SCREEN]
Elijah Wood
Producer, Mandy

Elijah Wood: And the fact that you have community around content is so cool.

Sonalii Castillo: I am Legion M.

Bill Duke: I am Legion M.

TJ Storm: And I am Legion M.

[TEXT ON SCREEN]

LEGION M MEMBERS

[TEXT ON SCREEN]
WERE WITH *MANDY* AT

[TEXT ON SCREEN]
SUNDANCE

Paul Scanlan: Sundance!

Terri Lubaroff: Legion M Lounge.

Jeff Annison: Epic.

[TEXT ON SCREEN]
COMIC-CON

Jeff Ayars: This is San Diego Comic-Con 2018.

[TEXT ON SCREEN]
LA-LIVE

[TEXT ON SCREEN]
THE MANDY RED CARPET PREMIERE

[TEXT ON SCREEN]
JOIN THE REVOLUTION

[TEXT ON SCREEN]
THIS AIN'T KICKSTARTER.

[TEXT ON SCREEN]
IT'S A CHANCE TO OWN

[TEXT ON SCREEN]
A PIECE OF HOLLYWOOD.

[TEXT ON SCREEN]
JOIN US AT
LEGIONM.COM

[LEGION M LOGO]

[TEXT ON SCREEN]
WATCH MANDY NO ON-DEMAND

Legion M Sundance 2018 Wrap Up
https://www.youtube.com/watch?v=bZ7aTSU4yNg


SUNDANCE
This is how Legion M rolls when we go to Sundance.
WATCH

[TEXT ON SCREEN]
Jeff Annison   Paul Scanlan
Cofounders – Legion M

Paul: Hey everybody, we're live here in Park City Utah.

Jeff: Right in the middle of Sundance Film Festival.

Paul: We're literally an arm's length away from the Egyptian theatre, which is the epicenter of the entire festival.

Jeff: It's true. We're a snowball's throw away from Slamdance right there and Sundance headquarters right down Main Street.

Paul: This is Legion M Lounge 2018 at Sundance.

Jeff: We took over Red Banjo Pizza and turned it into the hottest venue in all of Park City.

Paul: It's been absolutely amazing. We've had four full days of amazing programming. And at night we closed down and had some of the best parties at Sundance, I think.

Jeff: It's true; we had thousands of people come through our venue. We were streaming live on Facebook and Twitch.

Paul: We had hundreds of our members come and join us, yeah.

Jeff: It was incredible. People from all around the country came here and got a chance to hang out, get free pizza –

Paul: Yep.

Jeff: Meet celebrities, watch Leonard Maltin, it was awesome.

Paul: It was pretty amazing. So we want to show you what went down at Sundance 2018.

[MUSIC]

Terri: It is freezing out here.

Jeff: Guys, we're live.

Terri: Oh! Ha ha ha!

Joel McHale: First of all I want to say, I can't believe I'm speaking to legend Leonard Maltin over a film that I'm in. Uh, this is history right here, guys.

[APPLAUSE]

McHale: Yes. Even though he busted his ankle snowboarding.

Leonard Maltin: All right, we've run out of time! But thank you very much. That was great.

Colman Domingo: He's got you.

Elijah Wood: What it is that you guys do that's so special is you connect with fans. And that – that's meaningful to us and for filmmakers and for films to be able to find an audience and – and the fact that you have people that "join the Legion" as this sort of community around content is so cool. So I mean I don't know, it sort of made so much sense to us immediately.

[TEXT ON SCREEN]
Legion M
World's first fan-owned entertainment company